

17005580

RMS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2017
Washington DC
406

SEC FILE NUMBER
8-66540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baader Helvea INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, Suite 2501
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Grevers, 212-935-5154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, Francis Grevers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baader Helvea Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title



Notary Public


HAROLD GRANT PYSADEE
Notary Public - State of New York
NO. 01PY6241179
Qualified in Kings County
My Commission Expires Jun 29, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To Management of Baader Helvea Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings, and cash flows present fairly, in all material respects, the financial position of Baader Helvea Inc. (the "Company") as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission and CFTC Regulation 1.17 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and CFTC Regulation 1.17 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 21, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Baader Helvea Inc.

Statement of Financial Condition

As of December 31, 2016

(expressed in US dollars)

Assets	
Cash and cash equivalents	$ 3,784,605
Accounts receivable	41,515
Commissions receivable, parent company	83,192
Prepaid expenses	112,493
Income tax receivable	200,110
Deferred tax asset	3,664
Property and equipment, net of accumulated depreciation of $79,647	41,683
Total Assets	$ 4,267,262
Liabilities	
Accounts payable and accrued liabilities	$ 428,373
Obligations under capital lease	4,957
Total Liabilities	$ 433,330
Commitments and contingencies (Note 9)	
Shareholder's equity	
Capital stock	$ 364,950
Additional paid-in capital	326,613
Retained earnings	3,142,369
Total Shareholder's Equity	$ 3,833,932
Total Liabilities & Shareholder's Equity	$ 4,267,262

The accompanying notes are an integral part of these financial statements.

Baader Helvea Inc.

Statement of Operations

For the year ended December 31, 2016

(expressed in US dollars)

Revenue	
Commission income	$ 4,082,882
Research services	491,003
Other income	104,050
Total Revenues	$ 4,677,935
Expenses	
Salaries and related expenses	$ 1,899,590
Commissions	1,728,427
Research costs	937,756
Professional fees	420,446
Rent and related expenses	306,965
Travel, meals and entertainment	306,481
Information services	270,229
Memberships and registration fees	77,476
Telecommunications	71,256
Intercompany support services	52,156
Business and other taxes	52,025
General office expenses	36,325
Depreciation expense on property and equipment	33,074
Other expenses	24,285
Foreign exchange loss	8,000
Total Expenses	$ 6,224,491
Loss before income taxes	$ (1,546,556)
Provision for income taxes	$ 30,851
Net loss	$ (1,577,407)

The accompanying notes are an integral part of these financial statements.

Baader Helvea Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2016

(expressed in US dollars)

	Capital stock				
	Number of Class A common shares	Amount	Additional paid-in capital	Retained earnings	Total
Balance as of December 31, 2015	330,000	$ 364,950	$ 326,613	$ 5,919,776	$ 6,611,339
Dividend to Parent	-	-	-	(1,200,000)	(1,200,000)
Net Loss	-	-	-	(1,577,407)	(1,577,407)
Balance as of December 31, 2016	330,000	$ 364,950	$ 326,613	$ 3,142,369	$ 3,833,932

The accompanying notes are an integral part of these financial statements.

Baader Helvea Inc.

Statement of Changes in Subordinated Borrowings

For the year ended December 31, 2016

(expressed in US dollars)

Subordinated borrowings at January 1, 2016	$ -
Increases:	-
Issuance of subordinated debt	-
Decreases:	-
Payment of subordinated debt	-
Subordinated borrowings at December 31, 2016	$ -

The accompanying notes are an integral part of these financial statements.

Baader Helvea Inc.

Statement of Cash Flows

For the year ended December 31, 2016

(expressed in US dollars)

Cash flows

Operating activities	
Net loss	$ (1,577,407)
Adjustments to reconcile net loss for items not affecting cash	
Depreciation expense	33,074
Deferred income taxes	822
Changes in operating assets and liabilities	
Decrease in accounts receivable	79,895
Decrease in commissions receivable, parent company	204,480
Increase in prepaid expenses	(29,983)
Increase in income tax receivable	(148,815)
Decrease in income tax payable	(106,473)
Decrease in accounts payable and accrued liabilities	(247,540)
Cash used by operating activities	(1,791,947)
Investing activities	
Purchase of property and equipment	(9,368)
Cash used by investing activities	(9,368)
Financing activities	
Dividend to Parent	(1,200,000)
Repayment of obligations under capital lease	(18,935)
Cash used by financing activities	(1,218,935)
Effect of foreign exchange rate changes on cash and cash equivalents	19,499
Net decrease in cash and cash equivalents during the year	(3,000,751)
Cash and cash equivalents – Beginning of year	6,785,356
Cash and cash equivalents – End of year	$ 3,784,605
Supplementary information	
Income taxes paid	$ 321,348
Interest paid on obligations under capital lease	1,250

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

Baader Helvea Inc. (the "Company") is registered as a broker-dealer with the US Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption from Rule 15c 3-3 pursuant to paragraph (k)(2)(i) of the Securities Exchange Act of 1934 (the Act). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker, and is a member of the National Futures Association.

The Company commenced its principal business activity of marketing European securities in 2005. The Company also provides research services to its clients.

In addition, the Company is the U.S. representative broker for Baader Bank AG and certain of its subsidiaries in compliance with SEC Rule 15a -6 (providing "15a-6 services").

2 Significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

The Company records its commission revenue on trade-date. A portion of the commission revenue is earned from related parties, Baader Helvea AG and Baader Bank AG.

Commission expense is recorded at the same time as the related commission revenue is earned and recorded. The commission expense is paid to related parties, Baader Helvea AG and Baader Bank AG.

Research services

The Company is paid by third parties for providing research services. The Company recognizes research service revenues when they are earned: specifically, when services are provided, there is clear proof that an arrangement exists, amounts are fixed or can be determined and collectability is reasonably assured.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The Company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

(expressed in US dollars)

2. Significant accounting policies (cont'd)

The majority of the Company's cash is held with five financial institutions, one of which is the Company's ultimate parent Baader Bank AG.

Accounts receivable

The Company accounts for trade receivables at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions. The Company writes off trade receivables when they are deemed uncollectible. As of and for the year ended December 31, 2016, there were no allowances or write-offs recorded. A portion of the Company's accounts receivable is due from the ultimate parent of the Company, Baader Bank AG.

Property and equipment

Property and equipment are recorded at cost and are amortized on a straight line basis over the following periods:

Furniture and equipment	5 years
Computer equipment	3 years
Leasehold improvements	5 years

Artwork in the amount of $10,760 is included in furniture and equipment and is considered an asset with an indefinite useful life and therefore is not amortized.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

US GAAP requires recognition and measurement of uncertain tax positions that the Company has taken or expects to take in its income tax returns. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As at December 31, 2016, the Company did not have any uncertain tax positions.

Foreign currency translation

These financial statements are presented in US dollars, which is the Company's functional currency.

(expressed in US dollars)

2 Significant accounting policies (cont'd)

Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of operations and statement of cash flows.

Leases

Leases that transfer substantially all risks and benefits incident to ownership of property to the Company are accounted for as capital leases. On initial recognition, assets under capital leases are accounted for in property and equipment at the lower of the present value of the minimum lease payments and the fair value of the asset. A corresponding long-term liability is accounted for as an obligation under capital lease. Rental payments under operating leases are expensed straight-line over the lease term.

3 Recent accounting pronouncements

Revenues from Contracts with Customers (Topic 606)

The FASB issued ASU No. 2014-09 which provides guidance on the recognition of revenue from customers arising from the transfers of promised goods or services. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

This ASU was amended by ASU No. 2015-14, ASU No. 2016-08, ASU No. 2016-10 and ASU No. 2016-12 and is effective for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures).

(expressed in US dollars)

3 Recent accounting pronouncements (cont'd)

Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact on its financial statements and has not yet determined the method by which they will adopt the standard in 2018.

Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15")

The FASB issued ASU 2014-15 which is intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. This ASU provides guidance to an organization's management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes.

This ASU is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. The adoption of this ASU did not have an effect on the Company's financial statements.

Leases (Topic 842)

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*, which requires, among other things, a lessee to recognize a liability representing future lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. For operating leases, a lessee will be required to recognize at inception a right-of-use asset and a lease liability equal to the net present value of the lease payments, with lease expense recognized over the lease term on a straight-line basis. For leases with a term of twelve months or less, ASU 2016-02 allows a reporting entity to make an accounting policy election to not recognize a right-of-use asset and a lease liability, and to recognize lease expense on a straight-line basis. ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. Upon adoption, a reporting entity should apply the provisions of ASU 2016-02 at the beginning of the earliest period presented using a modified retrospective approach, which includes certain optional practical expedients that an entity may elect to apply. The Company is evaluating the impact on its financial statements.

(expressed in US dollars)

4 Property and equipment

The following table outlines the Company's property and equipment and its related depreciation:

	2016		
	Cost	Accumulated depreciation	Net
Furniture and equipment (including artwork of $10,760)	$ 29,717	$ 11,963	$ 17,754
Computer equipment	91,613	67,684	23,929
	$ 121,330	$ 79,647	$ 41,683

Included in computer equipment are computers acquired under capital leases having an original cost of $52,833 and related accumulated amortization of $42,560.

5 Obligations under capital lease

In April 2014, the Company entered into a capital lease arrangement for computer equipment. The details of the obligations under this capital lease are as follows:

	2016
Computer lease, with interest at the rate of 7.39% maturing May 1, 2017	$ 4,957
Current portion	4,957
Non-current portion	$ -

Future minimum lease payments of obligations under the capital lease in 2017 are $4,957.

6 Subordinated borrowings

The Company does not have borrowings under subordination agreements at December 31, 2016. Additionally, the Company did not enter into any subordinated borrowing arrangements throughout 2016.

(expressed in US dollars)

7 Capital stock

The Company has authorized the following categories of capital stock which are unlimited as to number of shares which can be issued:

Class A common shares

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company or the holder at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Issued and fully paid

330,000 Class A common shares	$ 364,950

There are no issued shares for the other authorized classes of shares.

(expressed in US dollars)

8 Related party transactions and balances

Related parties include Baader Helvea AG, the parent company of the Company, and Baader Bank AG, the parent company of Baader Helvea AG and their affiliates. All transactions between the Company and Baader Helvea AG, and the Company and Baader Bank AG were performed pursuant to service level agreements.

The statement of financial condition includes the following related party balances as at December 31, 2016:

- Cash held in a Baader Bank AG account in the amount of $103,832; and

- Commission receivable from Baader Bank AG in the amount of $83,192.

The statement of operations includes the following related party transactions which were earned by the Company from, or incurred for services performed by Baader Bank AG and its personnel in respect of trading activities:

- Reimbursement of termination benefits incurred in 2015 amounting to $100,000 by Baader Bank AG and are included in other income;

- Commissions of $4,082,882 earned by the Company, collected by Baader Bank AG and remitted to the Company, and related commission expense of $1,231,865 paid to Baader Bank AG;

- Commission expense of $496,563 paid to Baader Helvea AG;

- Research costs of $937,756 paid to Baader Bank AG;

- Staff secondment of $26,848 paid to Baader Bank AG;

- Expenses of $52,156 for head office activities and other services rendered by Baader Bank AG to the Company which were invoiced to the Company during the year, and are included in intercompany support services expense.

The statement of changes in shareholder's equity includes a dividend paid to the parent company Baader Helvea AG in the amount of $1,200,000.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the Company.

(expressed in US dollars)

9 Commitments and contingencies

Commitments

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnification to customers and counterparties. The Company's maximum and minimum exposures under these arrangements are unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, management expects the risk of this to be remote.

The minimum annual lease payments under operating leases for office space in New York City are as follows:

Year ended December 31,	
2017	$81,476

Rent expenses for the year amounted to $218,051. To secure amounts owing to its landlord, the Company has furnished a bank guarantee in the amount of $101,558.

Contingencies

The Company accrues loss contingencies if it is probable that a loss will result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency will occur, the Company discloses the contingency. As at December 31, 2016, no known loss contingencies existed.

The Company executes trades on behalf of 15a-6 clients of Baader Bank AG and certain of its subsidiaries for which we may be obligated to guarantee performance.

10 Fair value

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. The Company reports the value of its assets and liabilities maximizing the use of observable inputs and minimizing the use of unobservable inputs which corresponds to the fair value hierarchy disclosure requirements.

The fair value hierarchy can be summarized as follows:

Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since the valuations are based on quoted prices that are readily available and quoted in an active market, valuation of these assets or liabilities do not require significant judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(expressed in US dollars)

10. Fair value of financial instruments (cont'd)

Level 3 – Valuations incorporate inputs that are unobservable and significant to the overall fair value.

The fair value of the Company's cash equivalents, accounts receivables and commissions receivable , arising in the ordinary course of business, approximate their individual carrying amounts due to the relatively short period of time between their origination and expected realization as follows:

			2016
	Carrying amount	Fair value	Fair value hierarchy
Accounts receivable	41,515	41,515	Level 2
Commissions receivable, parent company	83,192	83,192	Level 2

11 Income taxes

Income taxes reported differ from the amount computed by applying the statutory rates to the operating net loss as follows:

Rate reconciliation: Statutory to effective tax rate

	2016
Net loss before income taxes	$1,546,556
Provision for income taxes	30,851
Income tax benefit at statutory rate	(567,896)
Permanent item	
Non-deductible meals	12,824
Interests and penalties	228
Other reconciliation items	
Change in valuation allowance	653,491
True-up difference from prior years	(55,573)
Difference in foreign tax rates	(25,527)
Part IV taxes	12,194
Other	1,110
Provision for income taxes	$ 30,851

(expressed in US dollars)

11. Current income taxes (cont'd)

The Company files tax returns in Canada, in the province of Quebec and a Federal return in the United States and in New York State and New York City.

The Company is subject to examination by the tax authorities for the following open tax years:

- US Federal – December 31, 2010 through 2015.
- US New York State/City – December 31, 2010 through 2015.
- Canada Federal – December 31, 2010 through 2015.
- Canada Provincial – December 31, 2010 through 2015.

The Company has no accrual for uncertain tax positions.

Deferred income taxes

The components of deferred taxes are as follows:

Property and equipment	$ 91,806
Unrealized foreign exchange	4,094
Vacation payable	5,077
US Federal net operating losses (NOLs) carried forward	1,695,035[1]
Foreign tax credits related to Canadian taxes	718,000[2]
Valuation allowance	(2,510,348)[1]
Canadian deferred tax asset	3,664

(expressed in US dollars)

11. Current income taxes (cont'd)

(1) As of December 31, 2016, the Company has United States operating losses of approximately $4,836,352 which can be carried forward to future taxation years and offset against taxable income. Since the Company does not believe realization is more likely than not, a full valuation allowance ("VA") has been recorded against the net deferred income tax assets. The expiration of these operating losses carry-forwards is as follows:

Year generated	Year expires	Gross amount before VA
2007	2027	920,369
2008	2028	149,519
2009	2029	796,339
2010	2030	1,478,529
2011	2031	227,617
2013	2033	49,139
2016	2036	1,214,840
		$ 4,836,352

(2) For US tax purposes, the accrued Canadian income taxes of $718,000 can be used as a foreign tax credit ("FTC") to offset US current income tax payable. The Company must utilize the federal NOLs before the FTCs. The FTC can be carried forward for ten years against the Company's pre-credit US taxes, subject to FTC limitation. The Company does not expect to generate enough taxable US income to utilize the FTC; thus, a full valuation allowance is taken against the deferred income tax assets. The net operating losses originating before August 2, 2013 are subject to an annual limitation of $225,170.

The net operating losses carried forward and foreign tax credits carried forward as at the tax ownership change that occurred in August 2013 due to the Baader Bank AG acquisition, will be subject to an annual limitation post ownership change if the Company generates taxable income which will then be used to realize the net operating losses to the extent permitted.

12 Capital requirements

The Company is a member of FINRA and is therefore subject to the capital requirements (Rule 15c 3-1) of the Act. This Rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% of its "net capital", as those terms are defined by the Act. The Rule also requires the maintenance of a minimum net capital of $250,000. As a CFTC registered broker, the Company's minimum capital requirement would be $45,000. Effective January 1, 2016, the Company has adopted the alternative standard for the computation of net capital.

As of December 31, 2016, the Company's aggregate indebtedness and net capital were $433,330 and $3,337,325, respectively. The Company holds $3,087,325 in excess of the required net capital amount.

(expressed in US dollars)

12 Capital requirements (cont'd)

The Company does not hold client funds or securities nor owe money or securities to customers. Accordingly, the Company claims exemption from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

13 Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 21, 2017 and determined that there were no material events or transactions that would require recognition in these financial statements.

Baader Helvea Inc.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and CFTC Regulation 1.17

December 31, 2016

(expressed in US dollars)

Computation of net capital

Shareholder's equity	$ 3,833,932
Deductions and/or charges	
Non-allowable assets	
Accounts receivable	41,515
Commissions receivable	83,192
Prepaid expenses	112,493
Income tax receivable	200,110
Deferred tax asset	3,664
Property and equipment	41,683
Total deductions	482,657
Net capital before haircuts on securities positions	3,351,275
Haircuts on foreign currency balances	13,950
Net capital	3,337,325
Minimum capital requirements	250,000
Excess net capital	$ 3,087,325
Aggregate indebtedness	
Accounts payable and accrued liabilities	$ 428,373
Obligations under capital lease	4,957
	$ 433,330
Aggregate indebtedness as a percentage of net capital	12.98%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between the above computation and the corresponding computation prepared by Baader Helvea Inc. and included in the Company's unaudited Part II Focus Report, as filed by the Company on January 26, 2017.

/ BAADER /

Baader Helvea Inc 600 Lexington Avenue Suite 2501 · New York NY 10022

Baader Helvea Inc.'s Exemption Report

Baader Helvea Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k):(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Morgan Deane, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Morgan Deane
Group Chief Executive Officer

February 21, 2017

CONFIDENTIAL

Baader Helvea Inc
600 Lexington Avenue
Suite 2501
New York NY 10022

T +1 212 935 5150
F +1 212 935 5154
Toll free +1 877 662 9021

MEMBER OF FINRA NFA & SIPC
www.helvea.com
www.baaderbank.com



Report of Independent Registered Public Accounting Firm

To Management of Baader Helvea Inc.

We have reviewed Baader Helvea Inc.'s (the "Company") assertions, included in the Baader Helvea Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period January 1, 2016 to December 31, 2016 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 21, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us